Exhibit 99.2

FMI HOLDINGS LTD.
(formerly Forbes Medi-Tech Inc.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Q3-2010

Third Quarter ended September 30, 2010
(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2009 and related notes that are prepared in accordance with Canadian generally accepted accounting principles and in conjunction with the Company’s unaudited interim consolidated financial statements for the third quarter ended September 30, 2010 and the notes thereto.

Basis of Presentation and Significant Accounting Policies

The unaudited consolidated interim financial statements for the nine months ended September 30, 2010 are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial information, do not include all disclosures required for annual financial statements and, accordingly, should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2009 filed on SEDAR at www.sedar.com. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year. The consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2009.

In this Management’s Discussion and Analysis, a reference to the “Company”, “FMI”, “we”, “us”, “our” and similar words refer to FMI Holdings Ltd. (formerly Forbes Medi-Tech Inc.) and, unless the context requires otherwise, its subsidiaries. As part of the Asset Sale (as defined below, the Company changed its name from Forbes Medi-Tech Inc. to FMI Holdings Ltd. on August 26, 2010. See “Sale of Business and Liquidation” below for additional information regarding the Asset Sale.

OVERVIEW

Up until completion of the Asset Sale, the Company was a life sciences company focused on evidence-based nutritional solutions. The Company was a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. The Company successfully developed and commercialized its Reducol™ plant sterol blend, which underwent clinical trials in various matrices and had been shown to lower “LDL” cholesterol levels safely and naturally.

In July 2010, the Company announced its decision to dispose of substantially all of its Reducol™ assets, including all of its inventories, patents, trademarks and related businesses, settling all of its contractual obligations, appointing a liquidator to finalize and wind-up the Company’s affairs, and distributing the resulting net proceeds to the Company shareholders. On August 26, 2010, the Company completed the previously announced sale of substantially all of its assets (the “Asset Sale”) to Pharmachem Laboratories, Inc. for cash consideration of US$4.0 million. The Asset Sale was approved by shareholders at a special meeting of shareholders on August 24, 2010 (the “Meeting”). At the Meeting, shareholders of the Company also approved the liquidation of the Company (the “Liquidation”) and the appointment of Abakhan & Associates Inc. (“Abakhan”) as liquidator. The Company formally appointed Abakhan as liquidator on September 1, 2010. Following completion of the Asset Sale, the Company has no on-going operations or business.

In connection with the Liquidation, it is currently expected that between Cdn $0.50 and Cdn $0.58 per share will be distributed to shareholders of record in one distribution. It is anticipated that the wind-up of the Company will be completed in the first quarter of 2011, although the ultimate timing of a distribution and the wind-up of the Company may vary from what is expected. In addition, to the extent that, among other things: (i) transaction and wind-up costs; (ii) the Company’s net cash position at closing; (iii) the absence of unidentified claims; or (iv) foreign exchange rates are, in each case, different than expected, shareholders may receive aggregate distributions amounting to less than the range noted. Accordingly, the Company can give no assurances as to the total amount and timing of distributions to the Company’s shareholders.

SALE OF BUSINESS AND LIQUIDATION

Asset Sale

On July 9, 2010, we entered into an agreement with MHT, LLC (“MHT”) pursuant to which we agreed to sell substantially all of our Reducol™ assets, including all of our inventories, patents, trademarks and related businesses to MHT (the “MHT Asset Purchase Agreement”). The purchase price payable to the Company pursuant to the MHT Asset Purchase Agreement was to be approximately US$1.4 million, subject to inventory adjustments. The MHT Asset Purchase Agreement t provided for, among other things, a non-solicitation covenant by the Company, subject to customary provisions that entitled the Company to consider and accept a superior proposal in respect of a purchase of its assets or all of the assets or share capital of the Company (a “Superior Offer”), a right in favour of MHT to match any Superior Offer and the payment by the Company to MHT of an expense reimbursement of US$150,000 if the transaction contemplated thereby was not completed as a result of a Superior Offer.

The MHT Asset Purchase agreement was entered into following a sales process undertaken by the Company and supervised by our board of directors (the “Board”). As part of this sales process, the Company entertained proposals from a number of potential purchasers of the Company as a whole and of the Reducol™ business separately. The Board received a fairness opinion dated July 7, 2010 from Boenning & Scattergood, Inc. to the effect that the transaction contemplated by the MHT Asset Purchase Agreement was fair, from a financial point of view, to the Company’s shareholders.

On July 20, 2010, we announced that Pharmachem Laboratories, Inc. ("Pharmachem"), had advised us that, subject to a satisfactory due diligence review in its sole discretion, it would be prepared to make an offer to acquire substantially all of our assets for cash consideration that exceeded the purchase price described in the asset purchase agreement between the MHT and the Company. On July 28, 2010, we announced that Pharmachem had formalized their offer to acquire substantially all of our assets for cash consideration of US$1.9 million (the “Pharmachem Offer”). The Pharmachem Offer was not subject to a financing condition.

At a meeting held on Wednesday, July 28, 2010, our Board concluded that the Pharmachem Offer was on more favorable terms to our shareholders than the MHT Asset Purchase and qualified as a Superior Offer.

On August 5, 2010, we announced that MHT had exercised its “right to match” in respect of the Pharmachem Offer. In connection with the exercise by MHT of its right to match the Pharmachem Offer, we entered into an amended and restated asset purchase agreement with MHT (the “MHT Amended Asset Purchase Agreement”) pursuant to which the purchase price payable by MHT for the purchased assets was increased from approximately US$1.4 million to US$1.76 million, in each case subject to inventory adjustments.

At a meeting held on August 5, 2010, our Board agreed to accept the amended offer of MHT under the terms of the Agreement with MHT. Except for the increase in the purchase price, the MHT Amended Asset Purchase Agreement had substantially the same terms as the original MHT Asset Purchase Agreement, including with respect to our right to consider and accept a Superior Offer and the right of MHT to match any Superior Offer. The expense reimbursement fee payable by us to MHT if the asset sale was not completed as a result of a Superior Offer was increased in the MHT Amended Asset Purchase Agreement to US$200,000 on account of MHT’s additional expenses resulting from the offer process.

On August 6, 2010, Pharmachem submitted a revised offer (the “Pharmachem Revised Offer”) to acquire substantially all of the assets of the Company for cash consideration of US$2.9 million. At a meeting held on August 8, 2010, our Board concluded that the Pharmachem Revised Offer was on more favorable terms to the Company’s shareholders than the transaction with MHT and qualified as a Superior Offer. As the Pharmachem Revised Offer constituted a Superior Offer, MHT had the right, but not the obligation, to make an offer at least as favorable to the Company’s’ shareholders as the Pharmachem Revised Offer within 5 business days. Pharmachem subsequently further increased its offer from US$2.9 million to US$4.0 million.

At a meeting held on August 15, 2010, the Board confirmed that the Pharmachem Revised Offer, as increased from US$2.9 million to US$4.0 million, continued to be on more favorable terms to the Company’s’ shareholders than the transaction contemplated by the MHT Amended Asset Purchase Agreement and continued to qualify as a Superior Offer. On August 16, 2010, we announced that Pharmachem had further increased its revised offer from US$2.9 million to US$4.0 million and that the Company intended to adjourn the Meeting until the Company had publicly disclosed sufficient information regarding the final terms of the Asset Sale and subsequent Liquidation for shareholders to make a fully-informed decision. The Company believes that such information was material to shareholders and that adjourning the Meeting in respect of the Asset Sale and Liquidation until such information was publicly disclosed was in the best interests of shareholders.

On August 20, 2010, MHT declined to exercise its right to match the Pharmachem Revised Offer, as increased from US$2.9 million to US$4.0 million. As a result, the Board, at a meeting held on August 20, 2010, decided to withdraw its recommendation that shareholders approve the MHT Amended Asset Purchase Agreement and, instead, to recommend that shareholders approve an asset purchase agreement dated August 20, 2010 (the “Pharmachem Asset Purchase Agreement”) pursuant to which Pharmachem agreed to acquire all of the assets of the company for US$4.0 million. Accordingly, the Company terminated the MHT Amended Asset Purchase Agreement and entered into the Pharmachem Asset Purchase Agreement. The Company was required to pay a US$200,000 expense reimbursement fee to MHT as a consequence of terminating the MHT Amended Asset Purchase Agreement in order to accept the Pharmachem Revised Offer.

On August 24, 2010, the Company reconvened its annual and special meeting of shareholders. The Asset Sale and change of name to FMI Holdings Ltd. was approved by a vote of the Company shareholders. At the meeting, the shareholders also approved the Liquidation and the appointment of Abakhan as liquidator.

On August 26, 2010 the Company completed the sale of substantially all of its assets to Pharmachem for cash consideration of US$4.0 million.

Liquidation

On September 1, 2010 the Company officially appointed Abakhan as Liquidator. As a result of the appointment of Abakhan as Liquidator, all of the senior management and staff of FMI Holdings were released from their employment contracts and Joe Dunne, Greg Anderson and Nitin Kaushal stepped down as directors of the Company.

In connection with the Liquidation, it is currently expected that between Cdn $0.50 and Cdn $0.58 per share will be distributed to shareholders of record in one distribution, which will include the cash proceeds realized under the Asset Sale less any payments made in respect of the Company’s remaining ongoing costs and liabilities. It is anticipated that the wind-up of the Company will be completed in the first quarter of 2011, although the ultimate timing of a distribution and the windup may vary from what is expected. In addition, to the extent that, among other things: (i) transaction and wind-up costs; (ii) ours net cash position at closing; (iii) the absence of unidentified claims; (iv) inventories of the Reducol business at the time of closing; or (v) foreign exchange rates are, in each case, different than assumptions made by management, shareholders may receive a distribution amounting to less than the range noted. Accordingly, we can give no assurances as to the total amount and timing of distributions to the Company’s shareholders. The Company’s common shares will be cancelled and de-listed from the OTCBB following payment of the distribution.

BASIS OF PRESENTATION

Our September 30, 2010 consolidated interim financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries (Forbes Medi-Tech (Research) Inc. and Forbes Medi-Tech (USA) Inc.) and its 51% venture interest in Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”). We account for our interest in Forbes-Fayrefield using the proportionate consolidation method. Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

In connection with the Asset Sale, the Company and its joint venture partner Fayrefield Foods Ltd. (“Fayrefield”) agreed to dissolve Forbes-Fayrefield. Forbes-Fayrefield ceased all operations on August 31, 2010 and is currently in the process of being wound-up.

This Management’s Discussion and Analysis will focus on the on-going assets and liabilities of the Company. We will present separately the revenues and expenses associated with our discontinued Reducol™ business under “Discontinued Operations”. In accordance with CICA Handbook Section 3475, the activities relating to Reducol™ business at the time of discontinuance have been presented as discontinued operations in the consolidated financial statements ended September 30, 2010 and in the following analysis. Results for the prior year have also been reclassified to reflect this treatment.

RESULTS OF OPERATIONS

Summary: (thousands of Cdn$ except per share values and number of shares) (unaudited)	3 month period ended Sept. 30, 2010	3 month period ended Sept. 30, 2009	9 month period ended Sept. 30, 2010	9 month period ended Sept. 30, 2009

EXPENSES / OTHER INCOME
General and administrative	$(1,093)	$(780)	$(2,359)	$(2,428)
Depreciation and amortization	(0)	(9)	(14)	(29)
Foreign exchange gains	(53)	(73)	(86)	(88)
Gain on dilution of interest in subsidiary	-	-	-	4,148
Impairment charge for capital assets	-	-	(73)	-
Interest and other income	30	29	87	100
Net (loss)/ income from continuing operations	$(1,116)	$(833)	$(2,445)	$1,703
(Loss)/ income from discontinued operations	(326)	(545)	(757)	21
Gain on disposal of discontinued operations	3,597	-	3,597	-
Net income / (loss) for the period	$2,155	$(1,378)	$395	$1,724
Weighted average number of shares, basic	4,969,813	4,969,813	4,969,813	4,969,813
Weighted average number of shares, diluted	4,969,813	5,039,780	4,969,813	5,034,051
(Loss) / income per share from continuing operations - Basic and diluted	$(0.22)	$(0.17)	$(0.49)	$0.34
(Loss) / income per share from discontinued operations - Basic and diluted	$(0.07)	$(0.11)	$(0.15)	$0.01
Gain per share from disposal of discontinued operations - Basic and diluted	$0.72	-	$0.72	-
Net income / (loss) per share - Basic and diluted	$0.43	$(0.28)	$0.08	$0.35

General and administrative (“G&A”) expenditures totaled $1,093,000 for the three months ended September 30, 2010 compared to $780,000 for the three months ended September 30, 2009. G&A expenses for the nine months ended September 30, 2010 totaled $2,359,000 compared to $2,428,000 for the nine months ended September 30, 2009.

As a result of the sale of the Reducol™ business and the appointment of the Liquidator (see “Sale of Business and Liquidation” above), all employees of the Company were released from their employment agreements on August 31, 2010, resulting in severance payments totaling $1,737,000, of which $1,500,000 of this severance expense is included in G&A expense for the quarter ended September 30, 2010 and $237,000 is included in Nutraceutical research, development and support expenditures as part of Discontinued Operations (see “Discontinued Operations” below).

In addition, in the quarter ended September 30, 2010 the Company settled a tenure agreement which required the Company to pay a former chief executive officer a tenure allowance of $65,000 per annum for 25 years. The Company settled the agreement by paying the former chief executive officer $97,500 to settle the obligation. This settlement resulted in a reversal of the tenure obligation and reduced G&A expenses by $906,000.

DISCONTINUED OPERATIONS

In July 2010, the Company announced its decision to dispose of sell substantially all of its Reducol™ assets, including all of its inventories, patents, trademarks and related businesses. In connection with the Asset Sale, the Company and Fayrefield agreed to dissolve Forbes-Fayrefield. Forbes-Fayrefield ceased all operations as of August 31, 2010 and is currently in the process of being wound-up.

On August 26, 2010, the Company completed the Asset Sale. Upon completion of the Asset Sale, the Company received an upfront payment of $3,743,000 (US$3,549,000) in cash with an additional amount of $257,000 (US$250,000) held in escrow for up to six months. Funds held in escrow will be used to indemnify Pharmachem against any losses arising as a result of any breaches of the Company’s representations and warranties in the Pharmachem Asset Purchase Agreement, with the balance, if any, to be released to the Company.

The sales price was $4,217,000 (US$3,999,000). On the sale, the Company recognized a net gain of $3,597,000, which was calculated as the excess of proceeds received over (i) the net book value of the inventories acquired by Pharmachem, (ii) $309,000 in transaction fees and (iii) the $211,000 (US$200,000) expense reimbursement fee paid to MHT.

The following tables reflect the loss / (income) from discontinued operations relating to the Reducol™ business, including the Company’s proportionate interests in the operations of Forbes-Fayrefield, for the three and nine-month periods ended September 30, 2010 and 2009.

Loss from discontinued operations (thousands of Cdn$) (unaudited)	3 month period ended Sept. 30, 2010	3 month period ended Sept. 30, 2009	9 month period ended Sept. 30, 2010	9 month period ended Sept. 30, 2009

REVENUES
Sales	$995	$1,279	$3,826	$3,020
Licensing	-	-	-	2
Phytosterol revenues	995	1,279	3,826	3,022
Cost of sales	912	1,174	3,491	2,432
Inventory and purchase commitment allowances	-	389	115	(509)
	83	(284)	220	1,099
EXPENSES
Marketing, sales and product development	62	133	367	488
Nutraceutical research, development and support	351	105	614	564
Income tax (recovery) expense	(4)	23	(4)	26
	409	261	977	1,078
(Loss) / income from discontinued operations	$(326)	$(545)	$(757)	$21
Gain on disposal of discontinued operations	$3,597	-	$3,597	-

QUARTERLY FINANCIAL INFORMATION

(thousands of Cdn$ except per share amounts) (unaudited)	2010			2009				2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
(Loss) / income from continuing operations	$(1,116)	$(645)	$(685)	$(1,383)	$(833)	$(712)	$3,223	$(946)
(Loss) / income from discontinued operations	(326)	(273)	(157)	(213)	(545)	825	(234)	(1,375)
Gain on disposal of discontinued operations	3,597	–	–	–	–	–	–	–
Net income / (loss) for period	$2,155	$(918)	$(842)	$(1,596)	$(1,378)	$113	$2,989	$(2,321)
Basic (loss) / income per share from continuing operations	$(0.22)	$(0.13)	$(0.14)	$(0.28)	$(0.16)	$(0.14)	$0.65	$(0.19)
Basic (loss) / income per share from discontinued operations	$0.07	$(0.05	$(0.03)	$(0.04)	$(0.11)	$0.16	$(0.05)	$(0.28)
Basic gain per share from disposal of discontinued operations	$0.72	–	–	–	–	–	–	–
Basic net income / (loss) per share	$0.43	$(0.18)	$(0.17)	$(0.32)	$(0.28)	$0.02	$0.60	$(0.47)

The net income / (loss) from continuing operations over the most recent eight quarters has been affected largely by the following significant events:

  In Q1/2009 the Company realized a dilution gain of $4,148,000, resulting from the completion of a corporate reorganization.

  Included in the net loss from continuing operations for Q4/2009 is a tax provision of $744,000.

  Included in the net loss from continuing operations for Q3/2010 is severance expense of $1,500,000 offset by a $906,000 reversal of previously recorded tenure obligation expense.

  We realized foreign exchange gains and losses as follows: Q2/2008 - $64,000 loss, Q3/2008 - $28,000 loss, Q4/2008 - $127,000 gain, Q1/2009 - $8,000 gain, Q2/2009 - $23,000 loss, Q3/2009 - $73,000 loss, Q4/2009 $49,000 loss, Q1/2010 $32,000 loss, Q2/2010 $1,000 loss, Q3/2010 $53,000 loss.

  Included in the quarterly operating results is interest accretion expense as follows: Q2/2008 $54,000, Q3/2008 $97,000, Q4/2008 $144,000 and Q1/2009 $104,000.

LOAN COMMITMENTS, CAPITAL LEASE AND GUARANTEES

Forbes-Fayrefield still has a € 50,000 line of credit available. Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by us or by Fayrefield. The line of credit bears interest at a floating rate of the Royal Bank of Scotland Currency Lending Rate for Euros (currently 2.00%) plus 1.0% per annum, calculated daily. Any funds drawn under this facility are repayable on demand, and the facility may be terminated at any time by the lender. As at September 30, 2010, €nil was drawn under the facility, and Forbes-Fayrefield was in compliance with all covenants in respect of the line of credit.

We do not have any loan commitments, capital leases or guarantees.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed its operations and capital expenditures primarily through equity offerings, sales revenues (since 2002), proceeds from the disposition of assets, and, to a lesser extent, license revenues and government grants.

The net cash and cash equivalents as of September 30, 2010 totaled $2,656,000 compared with $1,329,000 as at December 31, 2009. The Company had working capital of $3,519,000 at September 30, 2010 compared to $3,960,000 as at September 30, 2010.

In the three and nine months ended September 30, 2010, investing activities contributed cash of $3,597,000 compared with $789,000 contributed in the three and nine months ended September 30, 2009. The increase in cash from investing activities in 2010 is attributable to the disposition of the Reducol™ assets, including all of the inventories, patents, trademarks and related businesses.

Financing activities for the three and nine months ended September 30, 2010 and 2009 were $nil.

CONTRACTUAL OBLIGATIONS

We have no material off-balance sheet arrangements. We have no material trading activities involving non-exchange traded contracts accounted for at fair value. We have no material relationships and transaction terms that would not be available from clearly independent third parties on an arm’s length basis.

FINANCIAL INSTRUMENTS

Prior to the Asset Sale, we operated internationally and, as a consequence, had foreign currency risks related to our revenue and operating expenses denominated in currencies other than the Canadian dollar and currently have liabilities denominated in currencies other than the Canadian dollar. Consequently, movements in foreign currencies could effect our financial position. We do not use hedging techniques to mitigate such currency risks. We cannot predict the effect of foreign exchange losses in the future; however, if significant foreign exchange losses are experienced, they could have a material adverse effect on our financial position.

Fair value of financial instruments:

Carrying values of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their short terms to maturity.

ACCOUNTING POLICIES AND ESTIMATES

In preparing our unaudited interim consolidated financial statements, in conformity with generally accepted accounting principles, we are required to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, inventory valuation, property, capital assets, intangible assets, goodwill and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The preparation of our financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, equity, and revenues and expenses, and related disclosure of contingencies. We evaluate the assumptions and estimates, including those related to sales, inventories, intangible assets and accrued liabilities. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. The results of those estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The actual results might differ materially from these estimates under different assumptions or conditions. The methodologies used and assumptions selected by management in making these estimates, as well as the related disclosures, have been reviewed by and discussed with the Audit Committee of the Board. Notes 4 and 5 to the consolidated financial statements for the year ended December 31, 2009 should be read in conjunction with this Management’s Discussion and Analysis for a more comprehensive outline of our significant accounting policies.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Current year adoption of new accounting standards

The unaudited interim consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited annual consolidated financial statements for the year ended December 31, 2009. There were no changes in accounting policies as at September 30, 2010.

Future changes in accounting standards

International financial reporting standards. In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IRFS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s first year end under IFRS will be December 31, 2011. The transition date for us will be January 1, 2011. If we have not completed the Liquidation before we are required to file annual audited financial statements, we may be require to complete a restatement for comparative purposes of amounts reported by us for the year ended December 31, 2010.

OUTSTANDING SHARE DATA

The number of common shares outstanding as of November 12, 2010 was 4,969,813 and has not changed from September 30, 2010.

The number of options outstanding under our 2007 Stock Option Plan as of November 12, 2010 was 332,115 and has not changed from September 30, 2010. These options entitle the holders to purchase a total of 332,115 common shares at varying prices and have varying expiry dates.

In addition, at November 12, 2010, we had nil warrants outstanding of which entitled the holders to purchase up to nil common shares at a price of US$16.48 per share and has decreased by 259,083 since September 30, 2010 due to the expiry of 259,083 options on October 26, 2010.

Since 1998, we have had a Shareholder Rights Plan in place pursuant to which rights to purchase common shares of the Company at a substantial discount to market may be issued to certain shareholders in the event of certain types of take over bids or an acquisition of control (20% or more) under certain circumstances. On April 22, 2008 our Board amended and restated the Plan in order to take into account the terms of similar plans approved by shareholders of other Canadian public companies and the expectations of major investors. Shareholders approved the amended and restated Plan at the May 21, 2008 Annual General & Special Meeting.

Finally, the Company may be required to issue additional common shares pursuant to its acquisition in 2006 of Forbes Medi-Tech (Research) Inc. (formerly TheraPei Pharmaceuticals, Inc.) and its subsequent disposal of the TheraPei technology in August 2008. Future consideration payable by the Company will be calculated at 20% of any future amounts received from Transition Therapeutics Inc., pursuant to the agreement all consideration will be paid as to a minimum of 80% in the Company common shares, subject to regulatory and shareholder approval as required, and the balance, up to 20%, in cash. The Company may elect to pay cash in lieu of the issuance of shares in certain circumstances.

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act and applicable Canadian securities laws. All such statements and information are made and given pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements and information are statements and information that are not historical facts, and include financial projections and estimates and their underlying assumptions. Forward-looking statements and information can be identified by the use of forward-looking terminology, such as “expect”, “believe”, “anticipate” and similar expressions or variations thereon, by reference to future dates or events, or by referencing that events or conditions “will,” “may,” “could” or “should” occur. Forward-looking statements and information include but are not limited to statements regarding the timing of the Liquidation and the amount expected to be distributed to shareholders in connection with Liquidation. Forward-looking statements and information are based on the assumptions, beliefs, opinions and expectation of our management at the time they are made, and we do not assume any obligation to update our forward-looking statements and information, except as required by law.

We are subject to significant risks and cannot predict all of the risk factors, nor can we assess the impact, if any, of such risk factors on the Company or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements and information. Accordingly, forward-looking statements and information should not be relied upon as a prediction of actual results. The ultimate timing of the Liquidation may vary from what is expected. In addition, to the extent that, among other things: (i) transaction and wind-up costs; (ii) the Company’s net cash position at closing; (iii) the absence of unidentified claims; or (iv) foreign exchange rates are, in each case, different than expected, shareholders may receive aggregate distributions amounting to less than the range noted. Accordingly, the Company can give no assurances as to the total amount and timing of distributions to the Company’s shareholders.

These risks and other risks and uncertainties affecting our business are more fully described in our filings with the SEC (see www.sec.gov/edgar.shtml), and Canadian Securities Regulatory Authorities (see www.sedar.com), including, without limitation, in our latest Annual Report on Form 20-F. Forward-looking statements are based on beliefs, assumptions, opinions and expectations of our management at the time they are made and we do not assume any obligation, other than as required by law, to update our forward-looking statements if those beliefs, assumptions, expectations, opinions or other circumstances should change.

Additional information relating to the Company, including its Annual Report on Form 20-F, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

November 12, 2010